Second quarter 2020
Financial statements and review

Equinor second quarter 2020 results

Equinor reports adjusted earnings of USD 0.35 billion and USD 0.65 billion after tax in the second quarter of 2020. IFRS net operating income was negative USD 0.47 billion and the IFRS net income was negative USD 0.25 billion.

The second quarter was characterised by

- Financial results impacted by the Covid-19 pandemic and very low commodity prices.
- Strong trading results, capturing significant value in volatile markets.
- Overall solid operational performance and cost reductions.
- After tax results positively impacted by temporary tax changes in Norway.
- Net debt ratio[1] increased to 29.3% due to very low commodity prices and tax payments from 2019 earnings.

"Our financial results for the second quarter were impacted by very low realised oil and gas prices due to the Covid-19 pandemic, but also by a strong trading performance in volatile markets. We now see gradual reopening of society in some parts of the world, while other regions are still heavily impacted by the pandemic. Equinor has taken forceful actions to protect the safety of our people, and to contribute positively in society and mitigate the spread of the virus. We have also been able to maintain stable operations and implemented several measures to safeguard our financial strength," says Eldar Sætre, President and CEO of Equinor ASA.

"We have reduced costs, maintained solid operational performance and continued to prioritise value over volume by deferring significant flexible gas production to periods with higher expected prices. We also continued to progress our highly competitive project portfolio, supported by active policy measures in Norway enabling the industry to continue to work on planned projects that will stimulate new investments and maintain activity in a challenging period. Since the start of the quarter, we have signed contracts and framework agreements for more than 10 billion kroner to competitive suppliers in Norway," says Sætre.

"We expect market volatility to continue going forward. The long-term market implications from Covid-19, with possible lower demand and reduced investments in the industry, remain uncertain. However, Equinor's strategic direction remains firm and we are committed to develop Equinor as a broad energy company to create value in a low carbon future. Together with our partners, we have taken positive investment decisions for transportation and storage of CO_2 in the Northern Lights project and for the Sleipner field to be partly electrified with renewable energy from shore," says Sætre.

Adjusted earnings [5] were USD 0,35 billion in the second quarter, down from USD 3.15 billion in the same period in 2019. Adjusted earnings after tax [5] were USD 0.65 billion, down from USD 1.13 billion in the same period last year. Very low realised prices for both liquids and gas impacted the earnings for the quarter, while trading operations in volatile markets captured significant value.

Equinor is on track to deliver on the announced plan for reducing costs [2] for 2020 by around USD 700 million compared to original estimates. Upstream operating costs and the unit production costs are significantly reduced from the second quarter of 2019.

For E&P Norway Equinor saw very low commodity prices and production was impacted by deferring significant gas volumes to later periods to capture higher expected value as well as government imposed oil production curtailments.

As from the second quarter, Equinor has established E&P USA as a separate reporting segment. Results in this segment were impacted by very low commodity prices, while significant cost reductions contributed positively. Results in the E&P International segment (excluding E&P USA) were also impacted by low prices, despite a reduction of operating costs.

The Marketing, midstream and processing segment delivered a record high result in the quarter, particularly from crude oil and liquids trading where values were extracted from a market in contango and ability to utilise the asset portfolio. In addition, there was positive a contribution from renegotiations of gas contracts.

New energy solutions delivered an around neutral result in the quarter, including costs related to maturation of new projects.

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[1] This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.

[2] Operating cost (excluding variable cost such as transportation and processing), sales and general administration and field development costs. Expensed exploration costs are not included.

IFRS net operating income was negative USD 0.47 billion in the second quarter, down from USD 3.52 billion in the same period of 2019. IFRS net income was negative USD 0.25 billion in the second quarter, down from USD 1.48 billion in the second quarter of 2019. Net operating income was impacted by net impairment charges of USD 0.37 billion, mainly related to a gas processing plant in Norway and exploration.

Equinor delivered total equity production of 2,011 mboe per day in the second quarter, at the same level as in the same period in 2019, with strong growth in liquids production on the NCS. Adjusting for portfolio transactions and government-imposed curtailments, this represents a production growth of more than 4% compared to the second quarter of 2019. The flexibility in some gas fields was used to defer significant production into periods with higher expected gas prices. Successful ramp-up of new fields, including Johan Sverdrup, as well as new well capacity, contributed to growth in production.

At the end of the second quarter Equinor has completed 15 exploration wells with 6 commercial discoveries and 2 wells under evaluation. 17 wells were ongoing at the quarter end. Adjusted exploration expenses in the quarter were USD 0.28 billion, compared to USD 0.24 billion in the same quarter of 2019.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 6.86 billion in the first half of 2020, compared to USD 12.0 billion in the first half of 2019. Organic capital expenditure [5] was USD 4.11 billion for the first six months of 2020. At the closing of the quarter net debt to capital employed[3] was 29.3%, up from 25.8% at the end of the first quarter, mainly as a result of very low commodity prices and tax payments related to 2019 earnings. Following the implementation of IFRS 16, net debt to capital employed[3] was 34.7%.

The board of directors has decided a cash dividend of USD 0.09 per share for the second quarter 2020.

The twelve-month average Serious Incident Frequency (SIF) for the period ending 30 June was 0.6 for 2020, compared to 0.5 in 2019. The twelve-month average Recordable Injury Frequency (TRIF) for the period ending 30 June was 2.3 for 2020, compared to 2.6 in 2019.

| | Quarters | | Change | | | First half | | |
Q2 2020	Q1 2020	Q2 2019	Q2 on Q2	(in USD million, unless stated otherwise)		2020	2019	Change
(472)	58	3,521	N/A	Net operating income/(loss)		(414)	8,252	N/A
354	2,047	3,153	(89%)	Adjusted earnings [5]		2,401	7,340	(67%)
(251)	(705)	1,476	N/A	Net income/(loss)		(956)	3,188	N/A
646	561	1,126	(43%)	Adjusted earnings after tax [5]		1,207	2,662	(55%)
2,011	2,233	2,012	(0%)	Total equity liquids and gas production (mboe per day) [4]		2,122	2,095	1%
22.9	44.2	59.3	(61%)	Group average liquids price (USD/bbl) [1]		33.6	57.4	(41%)

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[3] This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.

GROUP REVIEW

Second quarter 2020

Total equity liquids and gas production [4] was 2,011 mboe per day in the second quarter of 2020, on par with the second quarter of 2019 when it was 2,012 mboe per day. Expected natural decline mainly on the NCS and reduced flexible gas production due to lower prices[4] was offset by ramp-up of new fields on the NCS and in the UK.

Total entitlement liquids and gas production [3] was 1,897 mboe per day in the second quarter of 2020, up 3% compared to 1,842 mboe per day in the second quarter of 2019. In addition to the factors mentioned above, production was positively influenced by lower effects from production sharing agreements (PSA) [4], and lower US royalty volumes. The net effect of PSA and US royalties was 114 mboe per day in total in the second quarter of 2020 compared to 170 mboe per day in the second quarter of 2019.

Q2 2020	Quarters Q1 2020	Q2 2019	Change Q2 on Q2	Condensed income statement under IFRS (unaudited, in USD million)	2020	First half 2019	Change
7,603	15,130	17,096	(56%)	Total revenues and other income	**22,733**	33,578	(32%)
(2,750)	(7,396)	(8,606)	(68%)	Purchases [net of inventory variation]	**(10,146)**	(15,261)	(34%)
(2,411)	(2,603)	(2,502)	(4%)	Operating and administrative expenses	**(5,014)**	(5,141)	(2%)
(2,522)	(4,438)	(2,233)	13%	Depreciation, amortisation and net impairment losses	**(6,959)**	(4,421)	57%
(393)	(635)	(235)	67%	Exploration expenses	**(1,028)**	(503)	>100%
(472)	58	3,521	N/A	Net operating income/(loss)	**(414)**	8,252	N/A
(251)	(705)	1,476	N/A	Net income/(loss)	**(956)**	3,188	N/A

Net operating income was negative USD 472 million in the second quarter of 2020, compared to positive USD 3,521 million in the second quarter of 2019. The decrease was primarily due to lower liquids and gas prices in the E&P reporting segments. The decrease was partially offset by strong results from liquids trading in the MMP reporting segment.

In the second quarter of 2020, net operating income was negatively impacted by impairments of USD 374 million.

In the second quarter of 2019, net operating income was positively impacted by a net gain on sale of assets of USD 139 million.

Q2 2020	Quarters Q1 2020	Q2 2019	Change Q2 on Q2	Adjusted earnings (in USD million)	2020	First half 2019	Change
8,044	14,970	16,875	(52%)	Adjusted total revenues and other income	**23,014**	32,647	(30%)
(2,798)	(7,856)	(8,791)	(68%)	Adjusted purchases [6]	**(10,653)**	(15,335)	(31%)
(2,351)	(2,445)	(2,462)	(5%)	Adjusted operating and administrative expenses	**(4,796)**	(4,932)	(3%)
(2,259)	(2,321)	(2,233)	1%	Adjusted depreciation, amortisation and net impairment losses	**(4,580)**	(4,536)	1%
(282)	(302)	(235)	20%	Adjusted exploration expenses	**(584)**	(503)	16%
354	2,047	3,153	(89%)	Adjusted earnings [5]	**2,401**	7,340	(67%)
646	561	1,126	(43%)	Adjusted earnings after tax [5]	**1,207**	2,662	(55%)

For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

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[4] For more information, see note 8 Impact of the Covid-19 pandemic and oil price decline to the Condensed interim financial statements.

Adjusted total revenues and other income were USD 8,044 million in the second quarter of 2020 compared to USD 16,875 million in the second quarter of 2019. The decrease was mainly due to lower average prices for liquids and gas.

Adjusted purchases [6] were USD 2,798 million in the second quarter of 2020, compared to USD 8,791 million in the second quarter of 2019. The decrease was mainly due to lower average prices for liquids and gas.

Adjusted operating and administrative expenses were USD 2,351 million in the second quarter of 2020, compared to USD 2,462 million in the second quarter of 2019. The decrease was mainly due to the NOK/USD exchange rate development, lower royalties and production fees in addition to lower operation and maintenance costs. Higher transportation costs for liquids especially in MMP partially offset the decrease.

Adjusted depreciation, amortisation and net impairment losses were USD 2,259 million in the second quarter of 2020, compared to USD 2,233 million in the second quarter of 2019. The slight increase was mainly due to ramp-up of new fields, especially on the NCS and in the UK, in addition to increased investments. Higher proved reserves estimates, the NOK/USD exchange rate development and a lower depreciation basis resulting from impairments in previous periods partially offset the increase.

Adjusted exploration expenses were USD 282 million in the second quarter of 2020, compared to USD 235 million in the second quarter of 2019. The increase was mainly due to higher drilling costs and a higher portion of exploration expenditure capitalized in earlier years being expensed this quarter. A higher portion of exploration expenditures being capitalised this quarter partially offset the increase. For more information, see the table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[5] of USD 827 million to net operating income, **Adjusted earnings** [5] were USD 354 million in the second quarter of 2020, a 89% decrease from USD 3,153 million in the second quarter of 2019.

Adjusted earnings after tax [5] were USD 646 million in the second quarter of 2020, which reflects an effective tax rate on adjusted earnings of negative 82.3%, compared to 64.3% in the second quarter of 2019. The change in the effective tax rate was mainly caused by the temporary changes to Norway's petroleum tax system as described in note 8 Impact of pandemic and oil price decline, and changes in provision for best estimates for uncertain tax positions.

Cash flows provided by operating activities decreased by USD 2,293 million compared to the second quarter of 2019. The decrease was mainly due to lower liquids and gas prices and a change in working capital, partially offset by decreased tax payments.

Cash flows used in investing activities increased by USD 1,150 million compared to the second quarter of 2019. The increase was mainly due to increased financial investments, partially offset by lower capital expenditures.

Cash flows provided by financing activities increased by USD 7,383 million compared to the second quarter of 2019. The increase was mainly due to bond issues in the second quarter of 2020, partially offset by increased payment of short-term debt.

Total cash flows increased by USD 3,941 million compared to the second quarter of 2019.

Free cash flow [5] in the second quarter of 2020 was negative USD 1,853 million including USD 332 million received from the Lundin divestment included in the line item (increase)/decrease in financial investment in the cash flow statement, compared to negative USD 828 million in the second quarter of 2019. The decrease was mainly due to lower liquids and gas prices, partially offset by decreased tax payments and lower capital expenditures.

First half 2020

Net operating income was negative USD 414 million in the first half of 2020 compared to positive USD 8,252 million in the first half of 2019. The decrease was primarily driven by lower liquids and gas prices and net impairments mainly related to decreased short-term oil price assumptions and construction delays mainly caused by the Covid-19 pandemic[6].

In the first half of 2020, net operating income was negatively impacted mainly by net impairments of USD 2,825 million[6].

In the first half of 2019, net operating income was positively impacted by changes in the fair value of derivatives, inventory hedge contracts of USD 711 million, a net gain on sale of assets of USD 150 million, operational storage effects of USD 117 million and an impairment reversal of USD 116 million. Net operating income in the first half of 2019 was negatively impacted by an implementation effect of USD 123 million related to a change in accounting policy for lifting imbalances.

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[5] For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures

[6] For more information, see note 2 Segments and note 8 Impact of the Covid-19 pandemic and oil price decline to the Condensed interim financial statements.

Adjusted total revenues and other income were USD 23,014 million in the first half of 2020 compared to USD 32,647 million in the first half of 2019. Lower average prices for liquids and gas negatively affected Adjusted total revenues and other income, as well as Adjusted purchases [6].

Adjusted operating and administrative expenses were USD 4,796 million in the first half of 2020, a decrease of USD 136 million compared to the first half of 2019. The decrease was mainly due to the NOK/USD exchange rate development and lower royalties and production fees driven by lower volumes and prices, partially offset by higher transportation costs for liquids especially in MMP.

Adjusted depreciation, amortisation and net impairment losses were USD 4,580 million in the first half of 2020, an increase of USD 44 million compared to the first half of 2019. The increase was mainly due to ramp up of new fields and more investments mainly in the US, partially offset by the NOK/USD exchange rate development and increased reserve adjustments for several fields.

Adjusted exploration expenses increased by USD 80 million to USD 584 million in the first half of 2020, primarily due to higher drilling costs and higher portion of exploration expenditure capitalised in earlier years being expensed. A higher portion of exploration expenses being capitalised and lower seismic costs and other costs compared to the first half of 2019 partially offset the increase. For more information, see table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[7] of USD 2,816 million to net operating income, **Adjusted earnings** [5] were USD 2,401 million in the first half of 2020, down 67% from USD 7,340 million in the first half of 2019.

Adjusted earnings after tax [5] were USD 1,207 million in first half of 2020, compared to USD 2,662 million in the first half of 2019. The effective tax rate on adjusted earnings was 49.7% in first half of 2020, compared to an effective tax rate of 63.7% in first half of 2019. The decrease in the effective tax rate was mainly caused by the temporary changes to Norway's petroleum tax system as described in note 8 Impact of pandemic and oil price decline, and changes in provision for best estimates for uncertain tax positions.

Cash flows provided by operating activities decreased by USD 2,384 million compared to the first half of 2019. The decrease was mainly due to lower liquids and gas prices, partially offset by decreased tax payments, increased cash flow from derivatives and a change in working capital.

Cash flows used in investing activities decreased by USD 1,957 million compared to the first half of 2019. The decrease was mainly due to decreased financial investments, lower capital expenditures and lower cash flow used for business combinations.

Cash flows provided by financing activities increased by USD 7,286 million compared to the first half of 2019. The increase was mainly due to bond issues in the second quarter of 2020, partially offset by increased payment of short-term debt.

Total cash flows increased by USD 6,859 million compared to the first half of 2019.

Free cash flow [5] for the first half of 2020 was negative USD 1,492 million including USD 332 million received from the Lundin divestment included in the line item (increase)/decrease in financial investment in the cash flow statement, compared to USD 1,010 million in the first half of 2019. The decrease was mainly due to lower liquids and gas prices, partially offset by decreased tax payments, increased cash flow from derivatives, lower capital expenditures and lower cash flow used for business combinations.

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[7] For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

OUTLOOK

- **Organic capital expenditures** [5] are estimated at around USD 8.5 billion for 2020[8], around USD 10 billion for 2021[8], and around USD 12 billion annual average for 2022-2023
- Equinor intends to continue to mature its attractive portfolio of exploration assets and estimates a total **exploration activity** level of around USD 1.1 billion for 2020, excluding signature bonuses and field development costs
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group
- For the period 2019–2026, **production growth** [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate) based on current forecast
- **Scheduled maintenance activity** is estimated to reduce equity production by around 30 mboe per day for the full year of 2020

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. We continue to monitor the impact of Covid-19 on our operations. Deferral of production to create future value, production cuts, gas off-take, timing of new capacity coming on stream, operational regularity, impact of Covid-19 and activity level in the US onshore represent the most significant risks related to the foregoing production guidance. There has been considerable uncertainty created by the Covid-19 pandemic and we are still unable to predict the ultimate impact of this event, including impact on general economic conditions worldwide. Our future financial performance, including cash flow and liquidity, will be impacted by the extent and duration of the current market conditions, the development in realised prices, including price differentials and the effectiveness of actions taken in response to the pandemic. For further information, see section 5.7 Forward-looking statements.

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[8] USD/NOK exchange rate assumption of 9.5.

EXPLORATION & PRODUCTION NORWAY

Second quarter 2020 review

Average daily production of liquids and gas increased by 7% to 1,281 mboe per day in the second quarter of 2020, compared to 1,192 mboe per day in the second quarter of 2019. The increase was mainly due to positive contributions from new fields, partially offset by expected natural decline and reduced flexible gas production.

Net operating income was negative USD 104 million in the second quarter of 2020 compared to positive USD 2,478 million in the second quarter of 2019. The decrease was mainly due to lower liquids price and gas transfer price, partially offset by higher liquids volumes[9].

In the second quarter of 2020, net operating income was negatively impacted by net underlifted volumes of USD 19 million. In the second quarter of 2019, net operating income was positively impacted by a gain on sale of assets of USD 137 million.

Adjusted operating and administrative expenses decreased mainly due to NOK/USD exchange rate development, partially offset by Gassled removal costs and ramp-up of new fields. Adjusted depreciation, amortisation and net impairment losses increased mainly due to ramp up of new fields, partially offset by the NOK/USD exchange rate development.
Adjusted exploration expenses decreased mainly due to lower drilling costs, partially offset by lower portion of exploration expenditure being capitalised and higher portion of exploration expenditure capitalised in earlier years being expensed this quarter.

After total adjustments of positive USD 19 million to net operating income, **Adjusted earnings** [5] were negative USD 85 million in the second quarter of 2020, compared to positive USD 2,351 million in the second quarter of 2019.

Q2 2020	Quarters Q1 2020	Q2 2019	Change Q2 on Q2	Adjusted earnings (in USD million)	2020	First half 2019	Change
1,715	3,593	4,205	(59%)	Adjusted total revenues and other income	**5,308**	9,327	(43%)
(743)	(654)	(829)	(10%)	Adjusted operating and administrative expenses	**(1,398)**	(1,600)	(13%)
(992)	(982)	(945)	5%	Adjusted depreciation, amortisation and net impairment losses	**(1,973)**	(1,964)	0%
(65)	(94)	(79)	(18%)	Adjusted exploration expenses	**(160)**	(193)	(17%)
(85)	1,863	2,351	N/A	Adjusted earnings/(loss) [5]	**1,778**	5,570	(68%)

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2020

Net operating income for Exploration & Production Norway was USD 863 million in the first half of 2020 compared to USD 5,597 million in the first half of 2019. The decrease was mainly due to lower liquids prices, lower gas transfer price in addition to impairment of assets. Higher liquids volumes partially offset the decrease.

In the first half of 2020, net operating income was negatively impacted by impairment of assets of USD 859 million and net underlifted volumes of USD 50 million. In the first half of 2019, net operating income was positively impacted by a gain on sale of assets of USD 137 million, partially offset by a negative impact of USD 68 million from underlifted volumes in the period and an implementation effect of USD 42 million from a change in accounting policy for lifting imbalances.

Adjusted operating and administrative expenses decreased mainly due to the NOK/USD exchange rate development and reduced Gassled removal costs, partially offset by ramp up of new fields. Adjusted depreciation, amortisation and net impairment losses increased mainly due to ramp up of new fields, partially offset by the NOK/USD exchange rate development, increased proved reserves on several fields and net decrease in field specific production. Adjusted exploration expenses decreased mainly due to higher portion of exploration expenditure being capitalised in addition to lower drilling and field development costs.

After total adjustments of USD 915 million to net operating income, **Adjusted earnings** [5] were USD 1,778 million in the first half of 2020, a decrease of 68% from USD 5,570 million in the first half of 2019.

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[9] For more information, see note 2 Segments and note 8 Impact of the Covid-19 pandemic and oil price decline to the Condensed interim financial statements.

EXPLORATION & PRODUCTION INTERNATIONAL

In the second quarter of 2020, Equinor changed its internal reporting to management, impacting the composition of Equinor's operating and reporting segments. Equinor's upstream activities in the USA will now be reported separately to management, and such information is also considered to be useful to the users of the financial statements, resulted in the exploration and production activities in the USA as of the second quarter of 2020 are considered a separate operating- and reporting segment. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment.

Second quarter 2020 review

Average daily equity production of liquids and gas was 325 mboe per day in the second quarter of 2020 compared to 416 mboe per day in the second quarter of 2019. The decrease was primarily due to repairs on Peregrino (Brazil) resulting in a production halt, lower gas nominations, natural decline in mature fields, and OPEC curtailment in several assets, partially offset by start-up of new fields in the UK.

Average daily entitlement production of liquids and gas was 266 mboe per day in the second quarter of 2020 compared to 309 mboe per day in the second quarter of 2019. The decrease was due to lower equity production partially compensated by lower effects from production sharing agreements (PSA). The net effects from PSA were 59 mboe per day in the second quarter of 2020 compared to 107 mboe per day in the second quarter of 2019.

Net operating income was negative USD 548 million in the second quarter of 2020 compared to positive USD 551 million in the second quarter of 2019. The negative development was primarily due to lower liquids and gas prices, and impairment losses in the second quarter of 2020. In the second quarter of 2020, net operating income was negatively impacted by net impairment losses of USD 146 million., mainly related to signature bonuses.

Adjusted operating and administrative expenses decreased primarily due to lower royalties and production fees, driven by lower volumes and prices, and lower operations and maintenance expenses. Adjusted depreciation, amortisation and net impairment decreased slightly, due to higher proven reserves estimates and lower production from mature fields, offset by new fields on stream. Adjusted exploration expenses increased mainly due to higher drilling costs partially offset by a higher portion of exploration expenditure being capitalised.

After total adjustments of USD 169 million to net operating income, **Adjusted earnings** [5] were negative USD 379 million in the second quarter of 2020, down from positive USD 499 million in the second quarter of 2019.

Q2 2020	Quarters Q1 2020	Q2 2019	Change Q2 on Q2	Adjusted earnings (in USD million)	2020	First half 2019	Change
622	1,148	1,528	(59%)	Adjusted total revenues and other income	**1,770**	3,099	(43%)
(26)	(43)	14	>(100%)	Adjusted purchases	**(68)**	(24.7)	>100%
(324)	(366)	(424)	(24%)	Adjusted operating and administrative expenses	**(690)**	(849)	(19%)
(475)	(543)	(477)	(1%)	Adjusted depreciation, amortisation and net impairment losses	**(1,018)**	(986)	3%
(177)	(193)	(142)	25%	Adjusted exploration expenses	**(369)**	(267)	39%
(379)	4	499	N/A	Adjusted earnings/(loss) [5]	**(375)**	973	N/A

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2020

Net operating income for E&P International was negative USD 861 million in the first half of 2020, compared to positive USD 1093 million in the first half of 2019. The negative development was mainly due to lower liquids and gas prices and net impairment losses in the first half of 2020.

In the first half of 2020, net operating income was negatively impacted by net impairment losses of USD 529 million. In the first half of 2019, net operating income was positively impacted by an impairment reversal of USD 116 million and negatively impacted by an implementation effect of USD 63 million from a change in accounting policy for lifting imbalances,

Adjusted operating and administrative expenses decreased primarily due to lower royalties and production fees driven by lower volumes and prices. Adjusted depreciation, amortisation and net impairment losses increased slightly due to new fields on stream, partially offset by higher proved reserves estimates and lower production from mature fields. Adjusted exploration expenses increased mainly due to higher drilling costs and a higher portion of exploration expenditure capitalised in earlier years that were expensed. This was partially offset by a higher portion of exploration expenditure being capitalised.

After total adjustments of USD 485 million to net operating income, **Adjusted earnings** [5] were negative USD 375 million in the first half of 2020, down from USD 973 million in the first half of 2019.

EXPLORATION & PRODUCTION USA

In the second quarter of 2020, Equinor changed its internal reporting to management, impacting the composition of Equinor's operating and reporting segments. Equinor's upstream activities in the USA will now be reported separately to management, and such information is also considered to be useful to the users of the financial statements, resulted in the exploration and production activities in the USA as of the second quarter of 2020 are considered a separate operating- and reporting segment. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment.

Second quarter 2020 review

Average daily equity production of liquids and gas was 405 mboe per day in the second quarter of 2020 compared to 404 mboe per day in the second quarter of 2019. The divestment of the Eagle Ford asset resulted in a decrease, offset by new wells in the US onshore and additional ownership in the Caesar Tonga field acquired in the third quarter of 2019.

Average daily entitlement production of liquids and gas increased slightly to 350 mboe per day in the second quarter of 2020 compared to 340 mboe per day in the second quarter of 2019. The increase is due to lower effects from US royalty volumes after the divestment of Eagle Ford. The net effects from US royalties were 55 mboe per day in the second quarter of 2020 compared to 63 mboe per day in the second quarter of 2019.

Net operating income was a negative USD 332 million in the second quarter of 2020 compared to positive USD 134 million in the second quarter of 2019. The negative development was primarily due to the decrease in commodity prices, partially offset by lower operating costs due to the divestment of Eagle Ford, in addition to lower depreciation due to impairments recorded in prior periods.

Adjusted operating and administrative expenses decreased mainly due to the divestment of Eagle Ford and lower production fees driven by lower prices. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation basis resulting from impairments in previous periods and higher proved reserves estimates in US offshore. This was partially offset by additional investments and acquired interest in the Caesar Tonga field during 2019. Adjusted exploration expenses increased mainly due to higher drilling and field development costs, partially offset by a higher portion of exploration expenditure being capitalised.

After total adjustments of USD 9 million to net operating income, **Adjusted earnings** [5] were negative USD 341 million in the second quarter of 2020, down from USD 150 million in the second quarter of 2019.

Q2 2020	Quarters Q1 2020	Q2 2019	Change Q2 on Q2	Adjusted earnings (in USD million)	2020	First half 2019	Change
475	885	1,071	(56%)	Adjusted total revenues and other income	**1,360**	2,183	(38%)
(302)	(359)	(387)	(22%)	Adjusted operating and administrative expenses	**(661)**	(768)	(14%)
(475)	(500)	(521)	(9%)	Adjusted depreciation, amortisation and net impairment losses	**(975)**	(1,029)	(5%)
(40)	(15)	(14)	>100%	Adjusted exploration expenses	**(55)**	(43)	27%
(341)	11	150	N/A	Adjusted earnings/(loss) [5]	**(330)**	343	N/A

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2020

Net operating income for E&P US was negative USD 1,347 million in 2020, compared to positive USD 309 million in 2019. The negative development was primarily due to net impairment losses in the first half of 2020, and lower liquids and gas prices. This was partially offset by lower operating and administrative expenses, together with lower depreciation expenses.

In the first half of 2020, net operating income was negatively impacted by net impairment losses of USD 1,014 million, mainly due to reduced price assumptions with the largest effect being on an unconventional onshore asset.

Adjusted operating and administrative expenses decreased primarily due to divestment of the Eagle Ford asset in the second half of 2019, and lower severance taxes due to lower prices. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation basis resulting from impairments in previous periods and higher proved reserves estimates in US offshore. This was partially offset by depreciation on new investments and depreciation on the acquired interest in the Caesar Tonga field during 2019. Adjusted exploration expenses increased mainly due to higher drilling costs and field development costs, partially offset by a higher portion of exploration expenditure being capitalised. After total adjustments of USD 1,017 million to net operating income, **Adjusted earnings** [5] were negative USD 330 million in the first half of 2020, down from USD 343 million in the first half of 2019.

MARKETING, MIDSTREAM & PROCESSING

Second quarter 2020 review

Natural gas sales volumes amounted to 13.7 billion standard cubic meters (bcm) in the second quarter of 2020, a decrease of 0,9 bcm compared to the second quarter of 2019. Of the total gas sales in the second quarter of 2020, entitlement gas was 11.8 bcm, down 1.1 bcm from the second quarter of 2019. The decrease was mainly due to lower NCS entitlement volumes.

Liquids sales volumes amounted to 194.9 million barrels (mmbl) in the second quarter of 2020, down 2.9 mmbl compared to the second quarter of 2019 mainly due to decreased volumes from E&P International and third party, partly offset by an increase from NCS volumes in the second quarter of 2020.

Average invoiced European natural gas sales price was 59% lower in the second quarter of 2020 compared to the second quarter of 2019 mainly due to significant drop in European gas prices. **Average invoiced North American piped gas sales price** decreased by 37% in the same period mainly due to the decreased Henry Hub price.

Net operating income was USD 610 million in the second quarter of 2020 compared to USD 216 million in the second quarter of 2019. The increase was mainly related to strong results from liquids trading, including a reversal of previous write down of inventory and settlement of price reviews. Unrealized derivatives losses, net provisions of USD 149 million and an impairment of USD 228 million related to an infrastructure asset partially offset the increase.

Adjusted purchases [6] decreased mainly due to lower prices for all products and decreased volumes for liquids. Adjusted operating and administrative expenses increased mainly due to increased transportation costs for liquids. Adjusted depreciation, amortisation and net impairment were stable.

After total adjustments of USD 551 million to net operating income, **Adjusted earnings** [5] were USD 1,161 million in the second quarter of 2020, compared to USD 210 million in the second quarter of 2019. The increase was mainly due to contango market during the quarter and good results from liquids trading.

	Quarters		Change	Adjusted earnings		First half	
Q2 2020	Q1 2020	Q2 2019	Q2 on Q2	(in USD million)	2020	2019	Change
7,805	14,784	16,449	(53%)	Adjusted total revenues and other income	**22,589**	31,582	(28%)
(5,272)	(13,157)	(15,052)	(65%)	Adjusted purchases [6]	**(18,429)**	(28,649)	(36%)
(1,274)	(1,311)	(1,087)	17%	Adjusted operating and administrative expenses	**(2,585)**	(2,171)	19%
(98)	(87)	(100)	(2%)	Adjusted depreciation, amortisation and net impairment losses	**(185)**	(193)	(4%)
1,161	229	210	>100%	Adjusted earnings [5]	**1,390**	569	>100%

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2020

Net operating income for MMP was USD 288 million in the first half of 2020 compared to USD 1,401 million in the first half of 2019. The decrease was mainly due to unrealised derivatives losses in the first half of 2020 related to certain gas derivatives compared to gains in the first half of 2019 partially offset by settlement of price reviews. In addition, net operating income in the first half of 2020 was negatively impacted by net provisions totalling USD 182 million and impairments of USD 422 million related to refinery and infrastructure assets.

Adjusted total revenues and other income and Adjusted purchases decreased primarily driven by lower prices for all products, partially offset by settlement of price revisions. Adjusted operating and administrative expenses increased mainly due to higher transportation costs for liquid volumes. Adjusted depreciation, amortisation and net impairment losses slightly decreased in the first half of 2020. After total net adjustments of USD 1,102 million, **Adjusted earnings** [5] were USD 1,390 million in the first half of 2020, an increase from USD 569 million in the first half of 2019, mainly due to increased results from liquids trading.

CONDENSED INTERIM FINANCIAL STATEMENTS

Second quarter 2020

CONSOLIDATED STATEMENT OF INCOME

	Quarters					First half		Full year
Q2 2020	Q1 2020	Q2 2019	(unaudited, in USD million)	Note		2020	2019	2019*
7,563	15,065	16,898	Revenues			22,627	33,307	62,911
33	71	39	Net income/(loss) from equity accounted investments			104	103	164
7	(6)	160	Other income			2	168	1,283
7,603	15,130	17,096	Total revenues and other income	2		22,733	33,578	64,357
(2,750)	(7,396)	(8,606)	Purchases [net of inventory variation]			(10,146)	(15,261)	(29,532)
(2,234)	(2,406)	(2,281)	Operating expenses			(4,639)	(4,690)	(9,660)
(177)	(197)	(220)	Selling, general and administrative expenses			(374)	(451)	(809)
(2,522)	(4,438)	(2,233)	Depreciation, amortisation and net impairment losses	6		(6,959)	(4,421)	(13,204)
(393)	(635)	(235)	Exploration expenses			(1,028)	(503)	(1,854)
(8,075)	(15,072)	(13,575)	Total operating expenses	2		(23,147)	(25,326)	(55,058)
(472)	58	3,521	Net operating income/(loss)	2		(414)	8,252	9,299
(379)	(344)	(330)	Interest expenses and other financial expenses			(723)	(686)	(1,450)
130	367	330	Other financial items			498	834	1,443
(248)	23	(0)	Net financial items	4		(225)	149	(7)
(720)	81	3,520	Income/(loss) before tax			(640)	8,401	9,292
469	(786)	(2,045)	Income tax	5		(316)	(5,213)	(7,441)
(251)	(705)	1,476	Net income/(loss)			(956)	3,188	1,851
(254)	(708)	1,475	Attributable to equity holders of the company			(961)	3,187	1,843
3	3	0	Attributable to non-controlling interests			6	1	8
(0.08)	(0.21)	0.44	Basic earnings per share (in USD)			(0.29)	0.96	0.55
(0.08)	(0.21)	0.44	Diluted earnings per share (in USD)			(0.29)	0.95	0.55
3,276	3,305	3,331	Weighted average number of ordinary shares outstanding (in millions)			3,290	3,331	3,326
3,284	3,312	3,338	Weighted average number of ordinary shares outstanding diluted (in millions)			3,298	3,338	3,334

* Audited

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q2 2020	Quarters Q1 2020	Q2 2019	(unaudited, in USD million)	First half 2020	2019	Full year 2019*
(251)	(705)	1,476	Net income/(loss)	(956)	3,188	1,851
41	122	53	Actuarial gains/(losses) on defined benefit pension plans	163	173	427
(8)	(42)	(11)	Income tax effect on income and expenses recognised in OCI[1]	(50)	(36)	(98)
33	80	43	Items that will not be reclassified to the Consolidated statement of income	113	137	330
1,560	(4,182)	148	Currency translation adjustments	(2,622)	472	(51)
0	0	(15)	Share of OCI from equity accounted investments	0	(13)	44
1,560	(4,182)	133	Items that may be subsequently reclassified to the Consolidated statement of income	(2,622)	459	(7)
1,593	(4,102)	176	Other comprehensive income/(loss)	(2,509)	596	323
1,342	(4,807)	1,651	Total comprehensive income/(loss)	(3,464)	3,783	2,174
1,340	(4,810)	1,651	Attributable to the equity holders of the company	(3,470)	3,782	2,166
3	3	0	Attributable to non-controlling interests	6	1	8

* Audited

1) Other comprehensive income (OCI)

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	Note	At 30 June 2020	At 31 March 2020	At 31 December 2019*	At 30 June 2019
ASSETS					
Property, plant and equipment	6	63,941	59,794	69,953	71,984
Intangible assets	6	10,317	10,145	10,738	10,976
Equity accounted investments		1,599	1,565	1,442	2,870
Deferred tax assets		3,794	3,833	3,881	3,381
Pension assets		963	682	1,093	971
Derivative financial instruments		1,630	1,339	1,365	1,405
Financial investments		3,157	3,018	3,600	2,873
Prepayments and financial receivables		1,311	1,163	1,214	1,149
Total non-current assets		86,711	81,540	93,285	95,609
Inventories		2,974	2,095	3,363	3,689
Trade and other receivables		5,489	6,301	8,233	7,622
Derivative financial instruments		589	1,247	578	1,491
Financial investments		9,319	6,100	7,426	10,160
Cash and cash equivalents		9,700	6,866	5,177	5,406
Total current assets		28,072	22,609	24,778	28,368
Total assets		114,783	104,150	118,063	123,977
EQUITY AND LIABILITIES					
Shareholders' equity		35,587	36,327	41,139	45,013
Non-controlling interests		23	19	20	18
Total equity		35,610	36,346	41,159	45,031
Finance debt	4	31,647	22,912	24,945	26,262
Deferred tax liabilities		8,907	7,399	9,410	9,852
Pension liabilities		3,572	3,271	3,867	3,989
Provisions and other liabilities	7	18,097	14,763	17,951	17,900
Derivative financial instruments		967	1,063	1,173	1,144
Total non-current liabilities		63,191	49,408	57,346	59,147
Trade, other payables and provisions		8,620	7,944	10,450	9,108
Current tax payable	5	674	3,568	3,699	4,796
Finance debt	4	5,463	5,608	4,087	4,231
Dividends payable		297	0	859	866
Derivative financial instruments		928	1,275	462	798
Total current liabilities		15,982	18,395	19,557	19,799
Total liabilities		79,173	67,803	76,904	78,946
Total equity and liabilities		114,783	104,150	118,063	123,977

* Audited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	OCI from equity accounted investments	Share-holders' equity	Non-controlling interests	Total equity
At 31 December 2018*	1,185	8,247	38,790	(5,206)	(44)	42,970	19	42,990
Net income/(loss)			3,187			3,187	1	3,188
Other comprehensive income/(loss)			137	472	(13)	596		596
Total comprehensive income								3,783
Dividends			(1,732)			(1,732)		(1,732)
Other equity transactions		(8)	0			(8)	(2)	(10)
At 30 June 2019	1,185	8,239	40,381	(4,735)	(57)	45,013	18	45,031
At 31 December 2019*	1,185	7,732	37,481	(5,258)	0	41,139	20	41,159
Net income/(loss)			(961)			(961)	6	(956)
Other comprehensive income/(loss)			113	(2,622)	0	(2,509)		(2,509)
Total comprehensive income								(3,464)
Dividends			(1,189)			(1,189)		(1,189)
Share buy-back[1]		(890)				(890)		(890)
Other equity transactions		(4)	(0)			(4)	(2)	(6)
At 30 June 2020	**1,185**	**6,838**	**35,443**	**(7,879)**	**0**	**35,587**	**23**	**35,610**

* Audited

1) In September 2019 Equinor launched a USD 5 billion share buy-back programme, where the first tranche of the programme of around USD 1.5 billion has been finalized. A proportionate share of 67% from the Norwegian State was redeemed in accordance with an agreement with the Ministry of Petroleum and Energy for the Norwegian State to maintain their ownership percentage in Equinor. The redemption was approved by the annual general meeting held 14 May 2020.

The first tranche of USD 500 million acquired in the market has been recognised as a reduction in equity as treasury shares in 3 quarter 2019. The State's share including interest and dividends has been recognized as a short-term obligation and as a reduction in equity as treasury shares, subsequent to the decision at the annual general meeting held on 14 May 2020. The liability of USD 0.9 billion (NOK 9.1 billion) was settled 23 July 2020. The corresponding shares of the first tranche of the buyback programme were cancelled 16 July 2020.

Equinor has suspended the remaining share buy-back programme until further notice. The announced second tranche of around USD 675 million, including the Norwegian State share, will under the current market conditions not be executed as previously announced and planned.

CONSOLIDATED STATEMENT OF CASH FLOWS

Q2 2020	Quarters Q1 2020	Q2 2019	(unaudited, in USD million)	Note	First half 2020	2019	Full year 2019*
(720)	81	3,520	Income/(loss) before tax		(640)	8,401	9,292
2,522	4,438	2,233	Depreciation, amortisation and net impairment losses	6	6,959	4,421	13,204
125	435	4	Exploration expenditures written off		560	23	777
321	(297)	82	(Gains)/losses on foreign currency transactions and balances	4	24	94	(224)
(15)	14	(135)	(Gains)/losses on sale of assets and businesses	3	(1)	(143)	(1,187)
257	235	194	(Increase)/decrease in other items related to operating activities		492	481	1,016
25	(289)	(321)	(Increase)/decrease in net derivative financial instruments		(264)	(1,129)	(595)
43	65	63	Interest received		108	116	215
(198)	(182)	(131)	Interest paid		(380)	(300)	(723)
2,360	4,500	5,510	Cash flows provided by operating activities before taxes paid and working capital items		6,859	11,964	21,776
(1,744)	(887)	(2,800)	Taxes paid		(2,631)	(4,189)	(8,286)
(248)	1,431	(49)	(Increase)/decrease in working capital		1,183	20	259
368	5,043	2,661	Cash flows provided by operating activities		5,411	7,795	13,749
0	0	(43)	Cash used in business combinations[1]	3	0	(480)	(2,274)
(1,899)	(2,350)	(2,834)	Capital expenditures and investments		(4,249)	(4,867)	(10,204)
(2,730)	599	(923)	(Increase)/decrease in financial investments[2]		(2,131)	(3,385)	(1,012)
(45)	(26)	75	(Increase)/decrease in derivatives financial instruments		(71)	114	298
2	0	(4)	(Increase)/decrease in other interest-bearing items		3	8	(10)
0	2	207	Proceeds from sale of assets and businesses	3	2	207	2,608
(4,671)	(1,776)	(3,521)	Cash flows used in investing activities		(6,446)	(8,403)	(10,594)
8,347	0	0	New finance debt		8,347	0	984
(318)	(305)	(272)	Repayment of finance debt		(623)	(535)	(2,419)
(904)	(845)	(864)	Dividends paid		(1,750)	(1,633)	(3,342)
0	(58)	0	Share buy-back[3]		(58)	0	(442)
(150)	(49)	728	Net current finance debt and other		(198)	598	(277)
6,975	(1,257)	(408)	Cash flows provided by/(used in) financing activities		5,717	(1,569)	(5,496)
2,672	2,010	(1,269)	Net increase/(decrease) in cash and cash equivalents		4,682	(2,177)	(2,341)
162	(321)	30	Effect of exchange rate changes on cash and cash equivalents		(159)	0	(38)
6,866	5,177	6,618	Cash and cash equivalents at the beginning of the period (net of overdraft)		5,177	7,556	7,556
9,700	6,866	5,379	Cash and cash equivalents at the end of the period (net of overdraft)[4]		9,700	5,379	5,177

* Audited
1) Net after cash and cash equivalents acquired.
2) Includes sale of Lundin shares in the second quarter of 2020. For more information, see note 3 Acquisition and disposals.
3) For more information, see Consolidated statement of changes in equity.
4) At 30 June 2020 cash and cash equivalents net overdraft was zero. At 30 June 2019 net overdraft was USD 27 million and at 31 December 2019 net overdraft was zero.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities
Equinor ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group's (Equinor's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All of Equinor's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Following changes in Equinor's internal reporting to management the composition of Equinor's operating and reporting segments has changed as of the second quarter of 2020. Segment information for prior periods has been restated to align with the new segment presentation. For further information see Note 2 Segments to these Condensed interim financial statements.

Equinor's Condensed interim financial statements for the second quarter of 2020 were authorised for issue by the board of directors on 23 July 2020.

Basis of preparation
These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2019. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Equinor`s Consolidated annual financial statements for 2019.

On 1 January 2020, Equinor implemented amendments to IFRS 3 Business Combinations, which apply to relevant transactions that occur on or after the implementation date. The amendments introduce clarification to the definition of a business, and also establish an optional test to identify a concentration of fair value that, if applied and met, will lead to the conclusion that an acquired set of activities and assets is not a business.

There have been no other changes to the significant accounting policies in the first half of 2020 compared to the Consolidated annual financial statements for 2019.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The ongoing Covid-19 pandemic and the steep oil price decline experienced in the first half of 2020 create additional estimation uncertainties and impact key assumptions applied by Equinor in the valuation of our assets and the measurement of our liabilities, and related sensitivities. Reference is made to note 8 Impact of the Covid-19 pandemic and oil price decline for further information.

2 Segments

Equinor's operations are managed through the following operating segments (business areas): Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Development & Production USA (DPUSA), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production USA (E&P USA) and MMP consist of the business areas DPN, DPUSA and MMP respectively. The operating segments DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as similar long-term average gross margins, the assets' long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment "Other" due to the immateriality of these operating segments. The majority of the costs within the operating segments GSB, TPD and EXP are allocated to the E&P Norway, E&P USA, E&P International and MMP reporting segments.

In the second quarter of 2020, Equinor changed its internal reporting to management, impacting the composition of Equinor's operating and reporting segments. Equinor's upstream activities in the USA will now be reported separately to management, and such information is also considered to be useful to the users of the financial statements, resulted in the exploration and production activities in the USA as of the second quarter of 2020 are considered a separate operating- and reporting segment. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the second quarter of 2020 and 2019 is presented below. The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item Additions to PP&E, intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenues in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period's allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Second quarter 2020 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	Other	Eliminations	Total
Revenues third party, other revenues and other income	10	52	67	7,392	50	0	7,570
Revenues inter-segment	1,649	515	408	88	1	(2,661)	0
Net income/(loss) from equity accounted investments	0	(11)	0	7	38	0	33
Total revenues and other income	1,659	555	475	7,486	88	(2,661)	7,603
Purchases [net of inventory variation]	0	(26)	0	(5,127)	(0)	2,403	(2,750)
Operating, selling, general and administrative expenses	(706)	(281)	(293)	(1,423)	125	166	(2,411)
Depreciation, amortisation and net impairment losses	(992)	(509)	(475)	(326)	(220)	0	(2,522)
Exploration expenses	(65)	(288)	(40)	0	0	0	(393)
Total operating expenses	(1,762)	(1,103)	(808)	(6,877)	(94)	2,569	(8,075)
Net operating income/(loss)	(104)	(548)	(332)	610	(6)	(92)	(472)
Additions to PP&E, intangibles and equity accounted investments	1,118	484	268	51	386	0	2,307

Second quarter 2019 (in USD million)	E&P Norway	E&P International (restated)	E&P USA (restated)	MMP	Other	Eliminations	Total
Revenues third party, other revenues and other income	157	429	98	16,315	59	0	17,057
Revenues inter-segment	4,226	1,122	972	127	1	(6,448)	0
Net income/(loss) from equity accounted investments	7	9	2	11	10	0	39
Total revenues and other income	4,390	1,559	1,071	16,454	70	(6,448)	17,096
Purchases [net of inventory variation]	0	14	0	(15,065)	(0)	6,445	(8,606)
Operating, selling, general and administrative expenses	(888)	(403)	(403)	(1,073)	63	202	(2,502)
Depreciation, amortisation and net impairment losses	(945)	(477)	(521)	(100)	(190)	0	(2,233)
Exploration expenses	(79)	(142)	(14)	0	0	0	(235)
Total operating expenses	(1,913)	(1,008)	(937)	(16,238)	(127)	6,647	(13,575)
Net operating income/(loss)	2,478	551	134	216	(57)	199	3,521
Additions to PP&E, intangibles and equity accounted investments	1,718	991	645	60	19	0	3,432

First half 2020 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	17	218	208	22,087	99	0	22,629
Revenues inter-segment	5,179	1,680	1,152	184	1	(8,197)	0
Net income/(loss) from equity accounted investments	0	5	0	18	82	0	104
Total revenues and other income	5,196	1,903	1,360	22,289	182	(8,197)	22,733
Purchases [net of inventory variation]	0	(68)	0	(18,627)	(0)	8,549	(10,146)
Operating, selling, general and administrative expenses	(1,341)	(779)	(664)	(2,767)	184	353	(5,014)
Depreciation, amortisation and net impairment losses	(2,833)	(1,380)	(1,711)	(607)	(429)	0	(6,959)
Exploration expenses	(160)	(536)	(332)	0	0	0	(1,028)
Total operating expenses	(4,333)	(2,763)	(2,707)	(22,001)	(245)	8,902	(23,147)
Net operating income/(loss)	863	(861)	(1,347)	288	(63)	705	(414)
Additions to PP&E, intangibles and equity accounted investments	2,407	1,225	694	107	489	0	4,922
Balance sheet information							
Equity accounted investments	2	563	0	90	944	0	1,599
Non-current segment assets	30,547	19,715	15,557	4,350	4,090	0	74,259
Non-current assets not allocated to segments							10,853
Total non-current assets							86,711

First half 2019 (in USD million)	E&P Norway	E&P International (restated)	E&P USA (restated)	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	160	907	214	32,050	145	0	33,476
Revenues inter-segment	9,205	2,332	1,966	227	2	(13,732)	0
Net income/(loss) from equity accounted investments	13	18	3	16	53	0	103
Total revenues and other income	9,378	3,258	2,183	32,293	199	(13,732)	33,578
Purchases [net of inventory variation]	1	(25)	(0)	(28,532)	(0)	13,295	(15,261)
Operating, selling, general and administrative expenses	(1,624)	(1,003)	(801)	(2,168)	62	393	(5,141)
Depreciation, amortisation and net impairment losses	(1,964)	(870)	(1,029)	(193)	(364)	0	(4,421)
Exploration expenses	(193)	(267)	(43)	0	0	0	(503)
Total operating expenses	(3,781)	(2,165)	(1,874)	(30,892)	(302)	13,688	(25,326)
Net operating income/(loss)	5,597	1,093	309	1,401	(103)	(44)	8,252
Additions to PP&E, intangibles and equity accounted investments	2,941	1,779	1,078	547	485	0	6,830
Balance sheet information							
Equity accounted investments	1,041	306	82	94	1,347	0	2,870
Non-current segment assets	33,517	20,777	18,855	5,362	4,449	0	82,960
Non-current assets not allocated to segments							9,778
Total non-current assets							95,609

In the second quarter of 2020 Equinor recognised net impairment of USD 374 million of which USD 111 million was classified as exploration expenses.

In the E&P International segment the net impairment was USD 146 million of which USD 111 million was classified as exploration expenses and USD 35 million was related to a production asset in North America – conventional other area due to a decrease in estimated production period.

In the MMP segment the impairment was USD 228 million related to a gas processing plant in Norway. The impairment was caused by a decrease in estimated future gas volumes.

Due to the recovery in commodity prices, at the end of the second quarter as compared to the end of the first quarter, MMP has reversed USD 605 million in write-down of inventory included in the line item Purchases [net of inventory variation]. The impact is largely offset by loss on derivatives included in the line item Revenues third party, other revenue and other income.

Most of the renewable assets in Equinor Group are accounted for using equity method and the results are presented in the Other reporting segment. The net income from the equity accounted investments within the operating segment NES was USD 38 million in the second quarter of 2020 and USD 82 million in the first half of 2020, which compares to USD 10 million in the second quarter of 2019 and USD 53 million in the first half 2019. The effect of high availability and production on all offshore wind assets in the first quarter of 2020 was partly offset by effect of seasonal lower wind and planned maintenance in the second quarter of 2020, and by effect of partial divestment of ownership share in Arkona wind farm in the fourth quarter of 2019.

See also note 8 Impact of the Covid-19 pandemic and oil price decline.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues third party, other revenues and other income to the country of the legal entity executing the sale for the second quarter of 2020, Norway constitutes 79% and the US constitutes 16% of such revenues. For the second quarter of 2019, Norway and the US constituted 72% and 22% of such revenues respectively.

For the first half of 2020, Norway constitutes 80% and the US constitutes 15% of such revenues. For the first half of 2019, Norway and the US constituted 74% and 19% of such revenues respectively.

Non-current assets by country

(in USD million)	At 30 June 2020	At 31 March 2020	At 31 December 2019	At 30 June 2019
Norway	**36,383**	32,274	40,292	40,664
USA	**16,524**	16,524	17,776	19,999
Brazil	**8,796**	8,619	8,724	8,197
UK	**4,913**	4,968	5,657	5,406
Azerbaijan	**1,696**	1,671	1,598	1,497
Canada	**1,435**	1,372	1,672	1,651
Angola	**1,331**	1,320	1,564	1,743
Tanzania	**964**	964	964	963
Denmark	**887**	862	984	883
Algeria	**866**	880	915	950
Other countries	**2,064**	2,051	1,986	3,877
Total non-current assets[1]	**75,858**	71,505	82,133	85,830

1) Excluding deferred tax assets, pension assets and non-current financial assets.

Revenues from contracts with customers and other revenues

(in USD million)	Quarters Q2 2020	Q1 2020	Q2 2019	Full Year 2019
Crude oil	**4,018**	7,840	9,390	33,505
Natural gas	**1,188**	2,170	2,637	11,281
- European gas	**923**	1,767	2,204	9,366
- North American gas	**196**	290	281	1,359
- Other incl. LNG	**68**	113	152	556
Refined products	**1,258**	2,029	2,866	10,652
Natural gas liquids	**839**	1,449	1,542	5,807
Transportation	**286**	329	163	967
Other sales	**88**	136	165	445
Revenues from contracts with customers	**7,677**	13,954	16,763	62,657
Taxes paid in-kind	**(9)**	47	105	344
Physically settled commodity derivatives	**152**	99	(306)	(1,086)
Gain/(loss) on commodity derivatives	**(318)**	912	276	732
Other revenues	**61**	52	60	265
Total other revenues	**(114)**	1,110	134	254
Revenues	**7,563**	15,065	16,898	62,911

3 Acquisitions and disposals

Divestment of remaining shares in Lundin
On 8 May 2020 Equinor closed the divestment of its remaining (4.9%) financial shareholding in Lundin Energy AB (formerly Lundin Petroleum AB). The consideration is SEK 3.3 billion (USD 0.3 billion). The impact on the Consolidated statement of income in the second quarter is USD 0.1 billion and is recognised as Interest income and other financial items.

Investment in interest onshore Argentina
On 30 January 2020 Equinor closed a transaction to acquire a 50% ownership share in SPM Argentina S.A (SPM) from Schlumberger Production Management Holding Argentina B.V.. Shell acquired the remaining 50% ownership share of SPM. SPM holds a 49% interest in the Bandurria Sur onshore block in Argentina, and the block is in the pilot phase of development. The consideration including preliminary adjustments is USD 185 million. In the second quarter Equinor increased its shareholding in the Bandurria Sur by 5.5% to 30% for a preliminary consideration of USD 44 million. The investment is accounted for as a joint venture using the equity method. The investment is accounted for in the E&P International segment.

4 Financial items

Q2 2020	Quarters Q1 2020	Q2 2019	(in USD million)	First half 2020	2019	Full year 2019
(321)	297	(82)	Gains/(losses) on net foreign exchange	(24)	(94)	224
262	(122)	145	Interest income and other financial items	140	355	746
189	193	267	Gains/(losses) on derivative financial instruments	382	573	473
(379)	(344)	(330)	Interest and other finance expenses	(723)	(686)	(1,450)
(248)	23	(0)	Net financial items	(225)	149	(7)

Gains on derivative financial instruments first half 2020 of USD 382 million and first half 2019 of USD 573 million, are mainly due to decreased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 99 million has been utilised as of 30 June 2020.

In the first half of 2020, Equinor recorded total lease payments of USD 687 million, of which USD 64 million were payment of interests and USD 623 million were down-payments of lease liabilities. Lease liabilities as at 30 June 2020 were USD 4,154 million, presented in the balance sheet within the line items Current and Non-current finance debt with USD 1,139 million and USD 3,016 million respectively.

In the second quarter of 2020 Equinor ASA issued bonds with maturities from 5 to 30 years for a total amount of USD 8.3 billion. The bonds were issued in USD and EUR, amounting to USD 6.5 billion and EUR 1.75 billion, and are fully and unconditionally guaranteed by Equinor Energy AS.

5 Income taxes

Q2 2020	Quarters Q1 2020	Q2 2019	(in USD million)	First half 2020	2019	Full year 2019
(720)	81	3,520	Income/(loss) before tax	(640)	8,401	9,292
469	(786)	(2,045)	Income tax	(316)	(5,213)	(7,441)
65.2%	>100%	58.1%	Effective tax rate	(49.5%)	62.1%	80.1%

The tax rate for the second quarter of 2020 and for the first half of 2020 was primarily influenced by the temporary changes to Norway's petroleum tax system as described in note 8 Impact of pandemic and oil price decline, and changes in best estimates for uncertain tax positions.

The tax rate for the first half of 2020 was also influenced by losses including impairments recognised in countries with unrecognised deferred taxes or in countries with lower than average tax rates and currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the second quarter of 2019 and the first half of 2019 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets, and tax exempted divestment of interests on the NCS.

The tax rate for the full year 2019 was primarily influenced by losses recognised in countries with unrecognised deferred tax assets or in countries with lower than average tax rates, partially offset by tax exempted gains on divestments.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2019	69,953	10,738
Additions	4,929	421
Transfers	44	(44)
Disposals and reclassifications	(16)	(4)
Expensed exploration expenditures and net impairment losses	-	(560)
Depreciation, amortisation and net impairment losses	(6,946)	(13)
Effect of foreign currency translation adjustments	(4,022)	(221)
Balance at 30 June 2020	63,941	10,317

Right-of-use (RoU) assets are included within property, plant and equipment with a book value of USD 3,885 million as at 30 June 2020. Additions to RoU assets amount to USD 651 million. Gross depreciation of RoU assets amounts to USD 598 million in the first half of 2020, of which depreciation costs of USD 186 million have been allocated to exploration and development activities and are presented net on the Depreciation, amortisation and net impairment losses and Additions lines in the table above.

Equinor's Block 2 Exploration License in Tanzania was due to expire in June 2018 but based on indications from the Tanzanian authorities that the license would be extended the asset has remained capitalised. The license was formally extended by 3.5 years in and from the second quarter of 2020. The capitalised expenditures included in intangible assets related to the license are USD 962 million.

Impairments and impairment reversals
For information on impairment losses and reversals per reporting segment, see note 2 Segments.

First half 2020 (in USD million)	Property, plant and equipment	Intangible assets	Total
Producing and development assets	2,379	277	2,656
Goodwill	-	1	1
Acquisition costs related to oil and gas prospects	-	170	170
Total net impairment losses (reversals) recognised	2,379	448	2,827

The net impairment charges have been recognised in the Consolidated statement of income as Depreciation, amortisation and net impairment losses and Exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts in the second quarter of 2020 were mainly discounted cash flows based on a fair value less cost of disposal.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

The commodity prices used as assumptions for the impairment calculations in the second quarter of 2020 are disclosed in the table below. The figures in brackets are the prices used in impairment calculations in the fourth quarter of 2019.

See also note 8 Impact of the Covid-19 pandemic and oil price decline.

Year Prices in real terms 1)	2020		2025		2030	
Brent Blend (USD/bbl)	41	(59)	77	(77)	80	(80)
NBP (USD/mmBtu)	3.4	(4.2)	7.0	(7.0)	7.5	(7.5)
Henry Hub (USD/mmBtu)	2.0	(2.4)	3.1	(3.1)	3.6	(3.6)

1) Basis year 2019

The table above sets out Management's future commodity price assumptions which are used for value in use impairment testing. The same future commodity price assumptions are also used for evaluating investment opportunities, together with other relevant criteria, including value creation in lower commodity price scenarios. The short-term price is based on current market forward prices. The long-term commodity price assumptions reflect Management's best estimate of the long-term price development over the life of the Group's assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies and the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development, and other factors. Management's best estimate is also informed by a range of external forecasts. Management's current view is that when considering the totality of such current and future circumstances, the most likely outcome in 2025 and 2030 indicates a supply-demand balance consistent with the prices in the table above. Significant uncertainty continues to exist regarding future commodity price development due to the potential long-term impact on demand of the ongoing Covid-19 pandemic and the measures taken to contain it, energy investments in the transition to a lower carbon economy and future supply actions by OPEC+ and other factors. Management will continue to monitor these developments and the impact they may have on its commodity price assumptions. A significant downward adjustment of Equinor's long-term commodity price assumptions would result in significant impairment losses on certain assets in Equinor's portfolio. See Note 10 Property, plant and equipment to the financial statements in Equinor's 2019 Annual Report and Form 20-F.

7 Provisions, commitments, contingent liabilities and contingent assets

Onerous contract
Due to significantly reduced expected use of a transportation agreement, Equinor provided in the second quarter USD 154 million as an onerous contract. The amount is recognised in the MMP segment as an operating expense in the Consolidated statement of income and has been included in the line item Provisions in the Consolidated balance sheet.

Price review arbitration
Some long-term gas sales agreements contain price review clauses, which in certain cases lead to claims subject to arbitration. The exposure related to price reviews has been reduced by approximately USD 1.3 billion due to settlements in the second quarter. The remaining exposure for gas delivered prior to 30 June is immaterial. Price review related changes in the second quarter represent an income of approximately USD 150 million before tax and USD 30 million after tax. The amounts have been reflected in the Consolidated statement of income as revenues and income tax, respectively.

A dispute between the Federal Government of Nigeria and the Governments of Rivers, Bayelsa and Akwa Ibom States in Nigera
In October 2018, the Supreme Court of Nigeria rendered a judgement in a dispute between the Federal Government of Nigeria and the Governments of Rivers, Bayelsa and Akwa Ibom States in favour of the latter. The Supreme Court judgement provides for potential retroactive adjustment of certain production sharing contracts in favour of the Federal Government, including OML 128 (Agbami). This case has been withdrawn by the plaintiff in the second quarter of 2020 with no impact on Equinor's Interim financial statement.

Dispute with Brazilian tax authorities
Brazilian tax authorities issued an updated tax assessment for 2011 for Equinor's Brazilian subsidiary which was party to Equinor's divestment of 40% of the Peregrino field to Sinochem at that time. The assessment disputed Equinor's allocation of the sale proceeds between entities and assets involved, resulting in a significantly higher assessed taxable gain and related taxes payable in Brazil. Equinor disagreed with the assessment and had the case brought forward to the second instance of the Administrative Court in Brazil which decided the case in Equinor's favour. Equinor has received confirmation that the decision is considered final and non-appealable. The final ruling did not have any impact on Equinor's Interim Financial statement.

KKD Oil Sands Partnership
Canadian tax authorities have issued a proposal of re-assessment for 2014 for Equinor's Canadian subsidiary which was party to Equinor's divestment of 40% of the KKD Oil Sands partnership at that time. The proposal disputes the partners allocation between entities and assets involved. Maximum exposure is estimated to be approximately USD 360 million. The ongoing process of formal communication with the Canadian tax authorities, as well as any subsequent litigation that may become necessary, may take several years. No taxes will become payable until the matter has been finally settled. Equinor is of the view that all applicable tax regulations have been applied in the case and that Equinor has a strong position. No amounts have consequently been provided for in the accounts.

During the normal course of its business Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Impact of the Covid-19 pandemic and oil price decline

A considerable decline in oil prices during 2020, triggered among other factors by lower demand due to the Covid-19 pandemic, continues to significantly impact the energy industry and Equinor. High volatility in short-term oil prices has continued subsequent to the second quarter end. The full extent, duration and consequences of the Covid-19 pandemic and the resulting operational and economic impact for Equinor cannot be ascertained at this time. However, resulting changes in market risk and economic circumstances in the second quarter of 2020 impact certain of Equinor's assumptions about the future and related sources of estimation uncertainty. Updates of certain information previously provided in Equinor's Annual financial statement for 2019, as well as other relevant information, are consequently included below.

Long-term risk-free interest rates (10 years) have decreased by approximately 1.3 percentage points in the period from year-end 2019 to 30 June 2020, while Equinor's own credit spread at the end of the second quarter was somewhat higher than end of 2019 due to the current market situation. Equinor has maintained the rating from the rating agencies. The discount rates applied at 30 June 2020 in the estimation of impairments, certain fair values of assets and liabilities, and other relevant elements have consequently not changed materially compared to year-end 2019. The discount rate applied for ARO estimation has decreased by 0.6 percentage points.

Due to market developments and related consequences, certain Equinor suppliers and customers have indicated that contractual clauses such as those involving force majeure are being explored. The potential impact for Equinor, if any, is uncertain at this time.

As a consequence of the imbalances in the oil market and the significant oil price decline in 2020, OPEC+ announced production cuts starting 1 May 2020. In Norway, where Equinor has production on the NCS, the Norwegian Government announced unilateral oil production cuts portioned out to relevant fields via their production licenses. Equinor has some of its oil production activities in countries affected by the implemented production cuts. Equinor complies with the revised production permits issued by the authorities. For the second quarter of 2020 the production cuts in Norway and internationally did not have significant impact on the total production.

As a measure to maintain activity in the oil and gas related industry, the Norwegian Government on 19 June 2020 enacted temporary targeted changes to Norway's petroleum tax system for investments incurred in 2020 and 2021 and for new projects with final investment decisions submitted by end of 2022. The changes are effective from 1 January 2020 and provide companies with a direct tax deduction in the special petroleum tax (56% tax rate) instead of tax depreciation over 6 years. One of changes is that the tax uplift benefit, which has increased from 20.8%. to 24% will be recognised over one year instead of four years. Tax depreciation towards the ordinary corporate tax (22% tax rate) will continue with a six-year depreciation profile. The totality of the petroleum tax changes will increase the profitability for investments and strengthen Equinor´s´ liquidity. The impact of the retrospective application of the temporary changes in the tax regulation (changes related to first quarter) is a net income of USD 115 million included in the line item Income tax.

An updated overview of Equinor's price assumptions as of 30 June 2020 has been provided in note 6 Property, plant and equipment and intangible assets.

Equinor has evaluated the reasonable possible changes in certain assumptions as of 30 June 2020. For interest rate, currency risk and equity price the reasonable possible change remains unchanged from 31 December 2019.

The table below contains the price risk sensitivities of Equinor's commodity-based derivatives contracts. As of 30 June 2020, the reasonable possible change in prices is deemed to be -50% /+100% based on the duration of the derivatives. Equinor enters into commodity-based derivative contracts mainly to manage short-term commodity risk. However, since none of the derivative financial instruments included in the table below are part of formal hedging relationships, any changes in their fair values would be recognised in the Consolidated statement of income.

Commodity price sensitivity	30 June 2020		31 December 2019	
(in USD million)	- 50%	+ 100%	- 30%	+ 30%
Crude oil and refined products net gain/(losses)	80	(169)	569	(563)
Natural gas and electricity net gains/(losses)	187	496	(33)	49

9 Subsequent events

On 23 July 2020, the board of directors resolved to declare a dividend for the second quarter of 2020 of USD 0.09 per share. The Equinor shares will trade ex-dividend 13 November 2020 on the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 19 November 2020 and payment date will be 25 November 2020.

On 23 July 2020 the recognised liability of USD 0.9 billion (NOK 9.1 billion) was settled to the Norwegian state as part of the 1st tranche of the share buy-back programme and according to the approval by the annual general meeting held on 14 May 2020. The corresponding shares of the first tranche of the buyback programme were cancelled 16 July 2020.

Responsibility statement

Board and management confirmation

Today, the board of directors, the chief executive officer and the chief financial officer have reviewed and approved the Equinor ASA Condensed interim financial statements as of 30 June 2020.

To the best of our knowledge, we confirm that:
- the Equinor ASA Condensed interim financial statements for the first half of 2020 have been prepared in accordance with IFRSs as adopted by the European Union (EU), IFRSs as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
- the information presented in the Condensed interim financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that
- the information presented in the Condensed interim financial statements gives a true and fair view of the development, performance, financial position, principle risks and uncertainties of the group, and that
- the information presented in the Condensed interim financial statements gives a true and fair view of major related-party transactions

Oslo, 23 July 2020

THE BOARD OF DIRECTORS OF EQUINOR ASA

/s/ JON ERIK REINHARDSEN
CHAIR

/s/ JEROEN VAN DER VEER
DEPUTY CHAIR

/s/ BJØRN TORE GODAL

/s/ JONATHAN LEWIS

/s/ FINN BJØRN RUYTER

/s/ TOVE ANDERSEN

/s/ REBEKKA GLASSER HERLOFSEN

/s/ ANNE DRINKWATER

/s/ STIG LÆGREID

/s/ HILDE MØLLERSTAD

/s/ PER MARTIN LABRÅTEN

/s/ LARS CHRISTIAN BACHER
CHIEF FINANCIAL OFFICER

/s/ ELDAR SÆTRE
PRESIDENT AND CEO

Supplementary disclosures

Operational data

Q2 2020	Quarters Q1 2020	Q2 2019	Change Q2 on Q2	Operational data	2020	First half 2019	Change
				Prices			
29.2	50.3	68.8	(58%)	Average Brent oil price (USD/bbl)	39.7	66.0	(40%)
23.5	44.7	60.3	(61%)	E&P Norway average liquids price (USD/bbl)	34.0	58.6	(42%)
24.4	46.7	63.4	(62%)	E&P International average liquids price (USD/bbl)	36.4	60.9	(40%)
19.0	39.2	51.4	(63%)	E&P USA average liquids price (USD/bbl)	29.5	49.9	(41%)
22.9	44.2	59.3	(61%)	Group average liquids price (USD/bbl) [1]	33.6	57.4	(41%)
229	420	513	(55%)	Group average liquids price (NOK/bbl) [1]	328	494	(34%)
0.91	2.61	4.22	(78%)	Transfer price natural gas (USD/mmbtu) [9]	1.82	4.93	(63%)
2.24	4.06	5.49	(59%)	Average invoiced gas prices - Europe (USD/mmbtu) [8]	3.23	6.23	(48%)
1.47	1.86	2.35	(37%)	Average invoiced gas prices - North America (USD/mmbtu) [8]	1.68	2.77	(39%)
3.9	1.8	4.4	(11%)	Refining reference margin (USD/bbl) [2]	2.8	3.7	(23%)
				Entitlement production (mboe per day)			
637	649	479	33%	E&P Norway entitlement liquids production	643	512	26%
235	265	263	(11%)	E&P International entitlement liquids production	250	264	(5%)
172	186	177	(3%)	E&P USA entitlement liquids production	179	178	1%
1,044	1,100	919	14%	Group entitlement liquids production	1,072	954	12%
644	745	713	(10%)	E&P Norway entitlement gas production	694	752	(8%)
31	57	47	(34%)	E&P International entitlement gas production	44	46	(5%)
179	174	163	10%	E&P USA entitlement gas production	177	170	4%
854	976	923	(8%)	Group entitlement gas production	915	968	(5%)
1,897	2,076	1,842	3%	Total entitlement liquids and gas production [3]	1,987	1,921	3%
				Equity production (mboe per day)			
637	649	479	33%	E&P Norway equity liquids production	643	512	26%
291	354	353	(18%)	E&P International equity liquids production	322	357	(10%)
195	213	208	(6%)	E&P USA equity liquids production	204	208	(2%)
1,123	1,216	1,040	8%	Group equity liquids production	1,169	1,076	9%
644	745	713	(10%)	E&P Norway equity gas production	694	752	(8%)
34	68	63	(45%)	E&P International equity gas production	51	62	(18%)
210	205	196	7%	E&P USA equity gas production	208	205	1%
888	1,018	972	(9%)	Group equity gas production	953	1,019	(6%)
2,011	2,233	2,012	(0%)	Total equity liquids and gas production [4]	2,122	2,095	1%
				NES power production			
305	559	389	(22%)	Power generation (GWh)	864	936	(8%)

Exchange rates

Q2 2020	Quarters Q1 2020	Q2 2019	Change Q2 on Q2	Exchange rates	2020	First half 2019	Change
0.1000	0.1053	0.1156	(14%)	NOK/USD average daily exchange rate	0.1027	0.1161	(12%)
0.1026	0.0952	0.1174	(13%)	NOK/USD period-end exchange rate	0.1026	0.1174	(13%)
10.0023	9.5007	8.6469	16%	USD/NOK average daily exchange rate	9.7382	8.6110	13%
9.7446	10.5057	8.5183	14%	USD/NOK period-end exchange rate	9.7446	8.5183	14%
1.1008	1.1019	1.1238	(2%)	EUR/USD average daily exchange rate	1.1015	1.1300	(3%)
1.1198	1.0956	1.1380	(2%)	EUR/USD period-end exchange rate	1.1198	1.1380	(2%)

Health, safety and the environment

Twelve months average per Q2 2020	Q2 2019	Health, safety and the environment	First half 2020	First half 2019
		Injury/incident frequency		
2.3	2.6	Total recordable injury frequency (TRIF)	**2.0**	2.5
0.6	0.5	Serious Incident Frequency (SIF)	**0.5**	0.5
		Oil spills		
179	232	Accidental oil spills (number of)	**82**	122
9,029	119	Accidental oil spills (cubic metres)	**121**	75

Climate	First half 2020	Full year 2019
Upstream CO2 intensity (kg CO2/boe) [1]	**8.3**	9.5

1)   Total scope 1 emissions of CO2 (kg CO2) from exploration and production, divided by total production (boe).

Reconciliation of net operating income/(loss) to adjusted

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the second quarter of 2020 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Other
Net operating income/(loss)	**(472)**	(104)	(548)	(332)	610	(98)
Total revenues and other income	**441**	57	66	-	319	(1)
Changes in fair value of derivatives	**36**	-	-	-	36	-
Periodisation of inventory hedging effect	**288**	-	-	-	288	-
Impairment from associated companies	**(1)**	-	-	-	-	(1)
Over-/underlift	**123**	57	66	-	-	-
Gain/loss on sale of assets	**(6)**	-	-	-	(6)	-
Purchases [net of inventory variation]	**(48)**	-	-	-	(145)	97
Operational storage effects	**(145)**	-	-	-	(145)	-
Eliminations	**97**	-	-	-	-	97
Operating and administrative expenses	**60**	(38)	(43)	(9)	149	-
Over-/underlift	**(81)**	(38)	(43)	-	-	-
Gain/loss on sale of assets	**(9)**	-	-	(9)	-	-
Provisions	**149**	-	-	-	149	-
Depreciation, amortisation and net impairment losses	**263**	-	35	-	228	-
Impairment	**263**	-	35	-	228	-
Exploration expenses	**111**	-	111	-	-	-
Impairment	**111**	-	111	-	-	-
Sum of adjustments to net operating income/(loss)	**827**	19	169	(9)	551	96
Adjusted earnings/(loss) [5]	**354**	(85)	(379)	(341)	1,161	(2)
Tax on adjusted earnings	**291**	408	144	0	(465)	205
Adjusted earnings/(loss) after tax [5]	**646**	323	(236)	(341)	696	203

Items impacting net operating income/(loss) in the second quarter of 2019 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Other
Net operating income/(loss)	**3,521**	2,478	551	134	216	141
Total revenues and other income	**(221)**	(185)	(31)	-	(5)	-
Changes in fair value of derivatives	**1**	-	-	-	1	-
Periodisation of inventory hedging effect	**(6)**	-	-	-	(6)	-
Over-/underlift	**(61)**	(48)	(13)	-	-	-
Gain/loss on sale of assets	**(155)**	(137)	(17)	-	-	-
Purchases [net of inventory variation]	**(186)**	-	-	-	13	(199)
Operational storage effects	**13**	-	-	-	13	-
Eliminations	**(199)**	-	-	-	-	(199)
Operating and administrative expenses	**39**	59	(22)	16	(14)	-
Over-/underlift	**38**	59	(22)	-	-	-
Gain/loss on sale of assets	**16**	-	-	16	-	-
Provisions	**(14)**	-	-	-	(14)	-
Sum of adjustments to net operating income/(loss)	**(367)**	(126)	(52)	16	(7)	(199)
Adjusted earnings/(loss) [5]	**3,153**	2,351	499	150	210	(57)
Tax on adjusted earnings	**(2,027)**	(1,679)	(208)	(0)	(136)	(4)
Adjusted earnings/(loss) after tax [5]	**1,126**	672	291	150	74	(61)

Items impacting net operating income/(loss) in the first half of 2020 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Other
Net operating income/(loss)	**(414)**	863	(861)	(1,347)	288	643
Total revenues and other income	**281**	112	(133)	-	300	1
Changes in fair value of derivatives	**89**	6	-	-	83	-
Periodisation of inventory hedging effect	**224**	-	-	-	224	-
Impairment from associated companies	**1**	-	-	-	-	1
Over-/underlift	**(27)**	106	(133)	-	-	-
Gain/loss on sale of assets	**(6)**	-	-	-	(6)	-
Purchases [net of inventory variation]	**(507)**	-	-	-	198	(705)
Operational storage effects	**198**	-	-	-	198	-
Eliminations	**(705)**	-	-	-	-	(705)
Operating and administrative expenses	**217**	(57)	89	3	182	-
Over-/underlift	**33**	(57)	89	-	-	-
Gain/loss on sale of assets	**3**	-	-	3	-	-
Provisions	**182**	-	-	-	182	-
Depreciation, amortisation and net impairment losses	**2,380**	859	362	736	422	-
Impairment	**2,427**	859	409	736	422	-
Reversal of impairment	**(47)**	-	(47)	-	-	-
Exploration expenses	**445**	-	167	278	-	-
Impairment	**445**	-	167	278	-	-
Sum of adjustments to net operating income/(loss)	**2,816**	915	485	1,017	1,102	(704)
Adjusted earnings/(loss) [5]	**2,401**	1,778	(375)	(330)	1,390	(61)
Tax on adjusted earnings	**(1,194)**	(905)	222	(0)	(733)	221
Adjusted earnings/(loss) after tax [5]	**1,207**	873	(153)	(330)	658	160

Items impacting net operating income/(loss) in the first half of 2019 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Other
Net operating income/(loss)	**8,252**	5,597	1,093	309	1,401	(147)
Total revenues and other income	**(932)**	(51)	(158)	-	(711)	(11)
Changes in fair value of derivatives	**(776)**	-	-	-	(776)	-
Periodisation of inventory hedging effect	**65**	-	-	-	65	-
Over-/underlift	**(55)**	87	(141)	-	-	-
Gain/loss on sale of assets	**(166)**	(137)	(17)	-	-	(11)
Purchases [net of inventory variation]	**(73)**	-	-	-	(117)	44
Operational storage effects	**(117)**	-	-	-	(117)	-
Eliminations	**44**	-	-	-	-	44
Operating and administrative expenses	**209**	24	154	34	(3)	-
Over-/underlift	**73**	(18)	91	-	-	-
Change in accounting policy[1]	**123**	42	63	18	-	-
Gain/loss on sale of assets	**16**	-	-	16	-	-
Provisions	**(3)**	-	-	-	(3)	-
Depreciation, amortisation and net impairment losses	**(116)**	-	(116)	-	-	-
Reversal of impairment	**(116)**	-	(116)	-	-	-
Sum of adjustments to net operating income/(loss)	**(912)**	(26)	(120)	34	(832)	33
Adjusted earnings/(loss) [5]	**7,340**	5,570	973	343	569	(114)
Tax on adjusted earnings	**(4,679)**	(4,026)	(374)	(0)	(309)	30
Adjusted earnings/(loss) after tax [5]	**2,662**	1,544	599	343	260	(84)

1) Change in accounting policy for lifting imbalances.

Items impacting net operating income/(loss) in the first quarter of 2020 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Other
Net operating income/(loss)	**58**	967	(312)	(1,015)	(322)	741
Total revenues and other income	**(159)**	56	(199)	-	(18)	2
Changes in fair value of derivatives	**53**	6	-	-	47	-
Periodisation of inventory hedging effect	**(65)**	-	-	-	(65)	-
Impairment from associated companies	**2**	-	-	-	-	2
Over-/underlift	**(150)**	50	(199)	-	-	-
Purchases [net of inventory variation]	**(459)**	-	-	-	343	(802)
Operational storage effects	**343**	-	-	-	343	-
Eliminations	**(802)**	-	-	-	-	(802)
Operating and administrative expenses	**158**	(19)	133	11	32	-
Over-/underlift	**114**	(19)	133	-	-	-
Gain/loss on sale of assets	**11**	-	-	11	-	-
Provisions	**32**	-	-	-	32	-
Depreciation, amortisation and net impairment losses	**2,116**	859	327	736	194	-
Impairment	**2,163**	859	374	736	194	-
Reversal of Impairment	**(47)**	-	(47)	-	-	-
Exploration expenses	**334**	-	56	278	-	-
Impairment	**334**	-	56	278	-	-
Sum of adjustments to net operating income/(loss)	**1,989**	896	317	1,026	551	(800)
Adjusted earnings/(loss) [5]	**2,047**	1,863	4	11	229	(60)
Tax on adjusted earnings	**(1,486)**	(1,313)	79	(0)	(268)	16
Adjusted earnings/(loss) after tax [5]	**561**	550	83	11	(39)	(44)

Adjusted earnings after tax by reporting segment

(in USD million)	Q2 2020			Quarters Q1 2020			Q2 2019		
	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	**(85)**	**408**	**323**	1,863	(1,313)	550	2,351	(1,679)	672
E&P International	**(379)**	**144**	**(236)**	4	79	83	499	(208)	291
E&P USA	**(341)**	**0**	**(341)**	11	(0)	11	150	(0)	150
MMP	**1,161**	**(465)**	**696**	229	(268)	(39)	210	(136)	74
Other	**(2)**	**205**	**203**	(60)	16	(44)	(57)	(4)	(61)
Total Equinor consolidation	**354**	**291**	**646**	2,047	(1,486)	561	3,153	(2,027)	1,126
Effective tax rates on adjusted earnings			**-82.3%**			72.6%			64.3%

(in USD million)	First half 2020			2019		
	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	**1,778**	**(905)**	**873**	5,570	(4,026)	1,544
E&P International	**(375)**	**222**	**(153)**	973	(374)	599
E&P USA	**(330)**	**(0)**	**(330)**	343	(0)	343
MMP	**1,390**	**(733)**	**658**	569	(309)	260
Other	**(61)**	**221**	**160**	(114)	30	(84)
Total Equinor consolidation	**2,401**	**(1,194)**	**1,207**	7,340	(4,679)	2,662
Effective tax rates on adjusted earnings			**49.7%**			63.7%

Reconciliation of adjusted earnings after tax to net income

Q2 2020	Quarters Q1 2020	Q2 2019	Reconciliation of adjusted earnings after tax to net income (in USD million)		First half 2020	2019
(472)	58	3,521	Net operating income/(loss)	A	**(414)**	8,252
(566)	1,345	2,018	Income tax less tax on net financial items	B	**780**	5,180
93	(1,287)	1,502	Net operating income after tax	C = A-B	**(1,194)**	3,073
827	1,989	(367)	Items impacting net operating income[1]	D	**2,816**	(912)
274	141	9	Tax on items impacting net operating income	E	**415**	(501)
646	561	1,126	Adjusted earnings after tax [5]	F = C+D-E	**1,207**	2,662
(248)	23	(0)	Net financial items	G	**(225)**	149
(96)	559	(26)	Tax on net financial items	H	**463**	(34)
(251)	(705)	1,476	Net income/(loss)	I = C+G+H	**(956)**	3,188

1) Represents the total adjustments to net operating income made to arrive at adjusted earnings (i.e. adjusted purchases, adjusted operating and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted exploration expenses, each of which are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).

Adjusted earnings Marketing, Midstream & Processing (MMP) break down

Q2 2020	Quarters Q1 2020	Q2 2019	Change Q2 on Q2	Adjusted earnings break down (in USD million)	First half 2020	2019	Change
366	309	138	>100%	Natural Gas Europe	675	345	96%
(7)	(11)	(29)	74%	Natural Gas US	(18)	(30)	40%
784	(38)	74	>100%	Liquids	745	190	>100%
19	(31)	27	(27%)	Other	(12)	65	N/A
1,161	229	210	>100%	Adjusted earnings MMP	1,390	569	>100%

Adjusted exploration expenses

Q2 2020	Quarters Q1 2020	Q2 2019	Change Q2 on Q2	Adjusted exploration expenses (in USD million)	First half 2020	2019	Change
97	130	137	(29%)	E&P Norway exploration expenditures	**227**	258	(12%)
234	221	187	26%	E&P International exploration expenditures	**455**	360	27%
76	45	32	>100%	E&P USA exploration expenditures	**121**	66	83%
407	395	355	15%[1]	Group exploration expenditures	**802**	683	17%[2]
14	98	4	>100%	Expensed, previously capitalised exploration expenditures	**113**	20	>100%
(140)	(195)	(124)	13%	Capitalised share of current period's exploration activity	**(334)**	(203)	64%
111	336	0	>100%	Impairment (reversal of impairment)	**447**	3	>100%
393	635	235	67%	Exploration expenses according to IFRS	**1,028**	503	>100%
(111)	(334)	-	N/A	Items impacting net operating income/(loss)[3]	**(445)**	-	N/A
282	302	235	20%	Adjusted exploration expenses	**584**	503	16%

1) 27 wells with activity with 10 completed in the second quarter of 2020 compared to 22 wells with 10 completed in the second quarter of 2019.
2) 32 wells with activity with 15 completed in the first half of 2020 compared to 33 wells with 21 completed in the first half of 2019.
3) For items impacting net operating income/(loss), see Reconciliation of net operating income/(loss) to adjusted earnings in the Supplementary disclosures.

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 30 June 2020	At 31 March 2020	At 31 December 2019	At 30 June 2019
Shareholders' equity		35,587	36,327	41,139	45,013
Non-controlling interests		23	19	20	18
Total equity	A	35,610	36,346	41,159	45,031
Current finance debt		5,463	5,608	4,087	4,231
Non-current finance debt		31,647	22,912	24,945	26,262
Gross interest-bearing debt	B	37,110	28,520	29,032	30,493
Cash and cash equivalents		9,700	6,866	5,177	5,406
Current financial investments		9,319	6,100	7,426	10,160
Cash and cash equivalents and financial investment	C	19,020	12,966	12,604	15,566
Net interest-bearing debt [10]	B1 = B-C	18,091	15,554	16,429	14,927
Other interest-bearing elements [1]		832	608	791	835
Normalisation for cash-build up before tax payment (50% of Tax Payment) [2]		-	362	-	-
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5]	B2	18,923	16,524	17,219	15,761
Lease liabilities		4,154	3,902	4,339	4,592
Net interest-bearing debt adjusted [5]	B3	14,768	12,622	12,880	11,169
Calculation of capital employed [5]					
Capital employed	A+B1	53,700	51,900	57,588	59,958
Capital employed adjusted, including lease liabilities	A+B2	54,532	52,870	58,378	60,793
Capital employed adjusted	A+B3	50,378	48,968	54,039	56,201
Calculated net debt to capital employed [5]					
Net debt to capital employed	(B1)/(A+B1)	33.7%	30.0%	28.5%	24.9%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	34.7%	31.3%	29.5%	25.9%
Net debt to capital employed adjusted	(B3)/(A+B3)	29.3%	25.8%	23.8%	19.9%

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.
2) Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

Net adjusted financial items 2020

Net adjusted financial items in the second quarter of 2020 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	262	(321)	189	(379)	(248)	(96)	(344)
Foreign exchange (FX) impacts (incl. derivatives)	8	321	-	-	329	2	-
Interest rate (IR) derivatives	-	-	(189)	-	(189)	-	-
Fair value adjustment financial investments and other	(77)	-	-	-	(77)	-	-
Subtotal	(70)	321	(189)	0	62	(1)	62
Adjusted financial items	193	0	0	(379)	(186)	(97)	(282)

Net adjusted financial items 2019

Net adjusted financial items in the second quarter of 2019 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	145	(82)	267	(330)	(0)	(26)	(27)
Foreign exchange (FX) impacts (incl. derivatives)	2	82	-	-	84	-	-
Interest rate (IR) derivatives	-	-	(267)	-	(267)	-	-
Fair value adjustment financial investment	21	-	-	-	21	-	-
Adjusted financial items excluding FX and IR derivatives	168	-	-	(330)	(162)	(26)	(189)

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses
- **Adjusted earnings after tax** – equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

- **Return on average capital employed after tax (ROACE)** – this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures. For a reconciliation for adjusted earnings after tax, see Reconciliation of net operating income/(loss) to adjusted earnings as presented earlier in this report
- **Capital employed adjusted –** this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted
- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI
- **Net debt to capital employed**, **Net debt to capital employed adjusted, including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement
- **Organic capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed financial interim statements, amounted to USD 2.3 billion in the second quarter of 2020. Organic capital expenditures are capital expenditures excluding acquisitions, recognized lease assets (RoU assets) and other investments with significant different cash flow pattern. In the second quarter of 2020, a total of USD 0.5 billion were excluded from the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty.

- **Free cash flow for the second quarter 2020** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 2.4 billion), taxes paid (negative USD 1.7 billion), cash used in business combinations (USD 0.0 billion), capital expenditures and investments (negative USD 1.9 billion), (increase) decrease in other items interest bearing (USD 0.0 billion), proceeds from sale of assets and businesses, including USD 0.3 billion received from the Lundin divestment included in (increase)/decrease in financial investments (USD 0.3 billion), dividend paid (negative USD 0.9 billion) and share buy-back (USD 0.0 billion), resulting in a free cash flow of negative USD 1.9 billion in the second quarter of 2020
- **Free cash flow for the first half of 2020** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 6.9 billion), taxes paid (negative USD 2.6 billion), cash used in business combinations (USD 0.0 billion), capital expenditures and investments (negative USD 4.2 billion), (increase) decrease in other items interest bearing (USD 0.0 billion), proceeds from sale of assets and businesses, including USD 0.3 billion received from the Lundin divestment included in (increase)/decrease in financial investments (0.3 billion), dividend paid (negative USD 1.8 billion) and share buy-back (negative USD 0.1 billion), resulting in a free cash flow of negative USD 1.5 billion in the first half of 2020.

Adjusted earnings adjust for the following items:
- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period
- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made
- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers. Following the first quarter of 2019, Equinor changed the accounting policy for lifting imbalances. Adjusted earnings now include the over/underlift adjustment
- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold
- **Eliminations (Internal unrealised profit on inventories):** Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2019 Annual Report and Form 20-F.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", "in line with", "on track", "consistent" and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations with respect to the Covid-19 pandemic including its impacts, consequences and risks; Equinor's USD 3 billion action plan for 2020 to strengthen financial resilience; Equinor's response to the Covid-19 pandemic, including anticipated measures to protect people, operations and value creation, operating costs and assumptions; the commitment to develop as a broad energy company; future financial performance, including cash flow and liquidity; the share buy-back programme, including its suspension; accounting policies; production cuts, including their impact on the level and timing of Equinor's production; changes to Norway's petroleum tax system; market outlook and future economic projections and assumptions, including commodity price assumptions; organic capital expenditures through 2023; intention to mature its portfolio; estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of its peer group; scheduled maintenance activity and the effects on equity production thereof; completion and results of acquisitions; expected amount and timing of dividend payments; and provisions and contingent liabilities.

You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of recent significant oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members and the uncertainty regarding demand created by the Covid-19 pandemic; the impact of Covid-19; levels and calculations of reserves and material differences from reserves estimates; unsuccessful drilling; operational problems; health, safety and environmental risks; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of counterparties and competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; an inability to attract and retain personnel; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (including section 2.11 Risk review - Risk factors thereof). Equinor's 2019 Annual Report and Form 20-F is available at Equinor's website www.equinor.com. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

END NOTES

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. These are **non-GAAP figures.** See "Use and reconciliation of non-GAAP financial measures" in the report for more details.

6. Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures are refunded by the State. All transactions are considered priced on an arm's-length basis.

7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8. The group's **average invoiced gas prices** include volumes sold by the MMP segment.

9. The internal **transfer price** paid from MMP to E&P Norway.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.